UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company

830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Background

In its Form 6-K filed on June 4, 2014, China Ceramics, Co., Ltd. (the “Company”) reported, among other things, that on June 2, 2014 the Company submitted a written plan to regain compliance with the Nasdaq requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports (the “Nasdaq Rules”).

Approval of the Plan of Compliance

On June 11, 2014, the Company received a notification from the Nasdaq Listing Qualifications staff (the “Staff”) stating that, having reviewed the Company’s plan of compliance, the Staff determined to grant a listing exception to enable the Company to regain compliance with the Nasdaq Rules. Specifically, the Staff noted that in order to comply with the terms of the exception, the Company must, on or before August 15, 2014, file its Form 20-F for the period ended December 31, 2013. Should the Company fail to comply with the foregoing terms, its securities will be delisted, which determination may be appealed to a Nasdaq Hearings Panel.

While the Company believes that it can achieve the objectives set forth in its approved plan of compliance, it can provide no assurance that the Company will be able to achieve such objective within the prescribed timeframe. If there is an extended trading halt or if the Company’s securities are delisted, there is a possibility that its securities may be quoted in the OTCBB or the pink sheets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Huang Jia Dong
Huang Jia Dong, Chief Executive Officer

Date: June 16, 2014